E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

August 1, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Gregory Dundas

Re:	E-Home Household Service Holdings Ltd.

Amended Draft Registration Statement on Form F-1

Submitted July 11, 2019

CIK No. 0001769768

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 17, 2019, providing the Staff’s comments with respect to the Company’s Amended Draft Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amended Draft Registration Statement on Form F-1

Notes to the Consolidated Financial Statements

Note 1 - Organization and Nature of Operations

Reorganization, page F-7

1.	We note your response to comments 7 and 8, and the disclosure provided on pages 49, F-7 and F-32. Please explain to us, in detail, the basis for your conclusion that the entities in the reorganization were under common control during the periods covered in your financial statements. As part of your response, please identify for us the individual that controlled Fuzhou Bangchang Technology Co. Ltd. immediately prior to the reorganization, describe the basis for their control, indicate the percentage ownership that was held, and indicate when they obtained control. Also, please tell us the individual that controlled Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. immediately prior to the reorganization, explain to us the basis for their control, indicate for us the percentage ownership that was held, and indicate when they obtained control.

Response: The Company is effectively controlled by the same controlling shareholder, Mr. Wenshan Xie, before and after the reorganization.

With respect to Fuzhou Bangchang Technology Co. Ltd. (“Bangchang”), immediately prior to completion of the reorganization, Mr. Xie held 50% of the outstanding equity interests and his wife, Ms. Zhaodi Zeng, held the other 50% of the outstanding equity interests. As a result, Mr. Xie may be deemed to beneficially all of the equity interests of Bangchang. The ownership structure of Bangchang has been adjusted several times since the company was formed. The most recent adjustment took place in February 2019 and as a result, each of Mr. Xie and Ms. Zeng held 50% equity interests in Bangchang effective February 13, 2019 when Bangchang’s registration of the most recent ownership change was approved by the local administration of industry and commerce.

With respect to Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“Pingtan”), immediately prior to completion of the reorganization, Mr. Xie held 50.6% of the outstanding equity interests. The ownership structure of Pingtan has been adjusted several times since the company was formed. The most recent adjustment took place in February 2019 and as a result, Mr. Xie became a shareholder having 50.6% equity interests in Pingtan effective February 22, 2019 when Pingtan’s registration of the most recent ownership change was approved by the local administration of industry and commerce.

U.S. Securities and Exchange Commission

August 1, 2019

Furthermore, on June 13, 2015, Mr. Xie entered into an Agreement to Act in Concert with the following shareholders of Pingtan: Chuijie Wen, Zhengdong Zhang, Fang Chen, Qinghua Xie and Baoyu Dong. Pursuant to the Agreement to Act in Concert, these shareholders agreed that they will vote consistently with Mr. Xie on all matters that require decisions of the shareholders of Pingtan, including but not limited to, determining the operating policy and investment plan of the company, electing and replacing directors, approving annual budgets, approving the increase or decrease of the company’s registered capital, amending the company’s articles of association and other matters that should be decided by the shareholders.  The shareholders also undertook to vote with Mr. Xie on any matter that should be decided by the shareholders at the shareholder meetings, unless they are excused for their involvement in a related party transaction. These shareholders collectively owned 56.4% on February 22, 2019. Therefore, pursuant to the Agreement to Act in Concert, Mr. Xie collectively controlled 56.4% of the outstanding equity interests of Pingtan immediately prior to completion of the reorganization.

With respect to the Company, immediately prior to completion of the reorganization, E-home Group Limited, which is controlled by Mr. Xie, beneficially held 36.5% of the outstanding equity interests of the Company. Mr. Xie is the director of E-home Group Limited and has voting and investment power over the shares held by it. E-home Group Limited acquired its equity interests on January 23, 2019. Prior to that, these equity interests were owned by Mr. Xie directly. Mr. Xie’s ownership of the Company has not been changed since the Company was formed in January 2019.

Furthermore, on February 1, 2019, E-home Group Limited entered into a Voting Agreement with Lucky Max Global Limited, under which Lucky Max Global Limited agreed that it will vote consistently with E-home Group Limited in exercise all of its rights as a shareholder of the Company, including but not limited to, determining the Company’s operation guidelines and investment plans, electing and replacing directors, approving annual budgets, approving mergers, dissolutions or liquidations of the Company, and other powers of shareholders according to the Company’s Articles of Association.  The agreement is valid for twenty years and may be extended upon E-home Group Limited’s written consent. Lucky Max Global Limited owned 17.52% of the Company at the time when the Voting Agreement was executed and immediately prior to and after the completion of reorganization. Therefore, Mr. Xie collectively controlled 54.02% of the outstanding equity interests of the Company immediately prior to and after the completion of reorganization.

We have filed the above two agreements as exhibits to the Registration Statement.

Condensed Financial Information of the parent company, page F-23

2.	We note you record your investment in your subsidiary under the equity method of accounting. Please clarify why there is no change in the investment in subsidiary balance period over period. In addition, you disclose that the income of the subsidiary is presented as “share of income of subsidiary” but there does not appear to be a related caption in the financial statements as presented.

Response: We revised Note 19 to the Unaudited Consolidated Financial Statements for the six months ended December 31, 2018 and 2017 and Note 18 to the Audited Consolidated Financial Statements for the fiscal years ended June 30, 2018 and 2017 to provide the updated condensed financial information of the parent company and recorded the investment in subsidiaries under the equity method of accounting instead of cost method.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.